Exhibit 99.1

www.allianceatlantis.com	TSX: AAC.A, AAC.B NASDAQ: AACB

For Immediate Release (AAC03-030)

CONTACTS:	W. Judson Martin Senior Executive Vice President and Chief Financial Officer Tel: (416) 934-6932 E-mail: judson.martin@allianceatlantis.com	Kym Robertson Vice President, Corporate & Public Affairs Tel: (416) 934-6941 E-mail: kym.robertson@allianceatlantis.com

CHANGE IN ACCOUNTING TREATMENT FOR CSI:
NO ADVERSE IMPACT ON FREE CASH FLOW, DEBT
REDUCTION OR CSI FRANCHISE VALUE FOR
ALLIANCE ATLANTIS

Toronto — June 18, 2003 — Alliance Atlantis announced today that it had, in consultation with its auditors, PricewaterhouseCoopers, completed the review of the accounting treatment of its television productions as part of its annual audit process.

That review concluded that the accounting treatment historically used by the Company for all of its productions was in accordance with generally accepted accounting principles. However, in respect of CSI: Crime Scene Investigation and CSI: Miami, after a detailed reexamination, it was concluded that the accounting treatment for the Company's interest in the CSI franchise is joint venture accounting.

"This conclusion has no adverse impact whatsoever on the ultimate value or cash generation potential of Alliance Atlantis's interest in the CSI franchise or on our previously articulated corporate commitments to increase free cash flow and continue with our debt reduction initiatives," said Judson Martin, Senior Executive Vice President and Chief Financial Officer. "On Monday, we expect to report in our fiscal 2003 financial results our third consecutive quarter of free cash flow and net debt of $540.2 million on March 31, 2003 compared to $613.6 million a year earlier."

Fiscal 2003 was the third audit year for CSI: Crime Scene Investigation and the first audit year for CSI: Miami. In the context of its annual audit, PricewaterhouseCoopers reviewed the previous determination of the Company's accounting treatment of CSI.

Alliance Atlantis will make the change for the last three fiscal years. As noted above, this different treatment will not change the strong positive cash impact of the CSI franchise on Alliance Atlantis nor will it have any economic impact — including in terms of aggregate earnings and free cash flow — on the Company's participation in, or the deal terms of, the CSI franchise. What will change is strictly the timing of earnings recognition, which will be reduced for past years and increased in future years. Management's estimate of the reduction in the Company's pretax earnings for fiscal 2001, 2002 and 2003 is approximately $13 million, $19 million and $15 million, respectively.

CSI: Crime Scene Investigation, and its spin-off show, CSI: Miami, ended the most recent broadcast season ranked as the number one series on US network television and the top-rated new series, respectively. CBS has ordered a fourth season of the original CSI and a second season of CSI: Miami.

On Monday, June 23, 2003 Alliance Atlantis will release financial statements for all relevant reporting periods commencing with the second quarter of fiscal 2001 through the fourth quarter of fiscal 2003 reflecting the changes attributable to the revised accounting treatment for the Company's interest in the CSI franchise.

In addition to the above-noted effect on financial results for fiscal 2003 arising from the change in accounting treatment for CSI, the fiscal 2003 fourth quarter financial statements are also expected to include a non-cash pretax charge of $13.5 million in respect of a provision against certain non-core corporate investments.

About Alliance Atlantis Communications

Alliance Atlantis Communications Inc. is a leading vertically integrated broadcaster, creator and distributor of filmed entertainment. The Company's common shares are listed on the Toronto Stock Exchange — trading symbols AAC.A, AAC.B and on NASDAQ — trading symbol AACB. The Company's Web site is www.allianceatlantis.com.

This press release and attachments contain forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors detailed from time to time in the Company's periodic reports and registration statements filed with the Canadian securities regulatory authorities and the US Securities and Exchange Commission.